Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

*By Electronic Mail*

February 10, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 9, 2021 The Nasdaq Stock Market (the "Exchange") received from Washington Federal, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, Each Representing a 1/40th Interest
in a Share of 4.875% Fixed Rate Non-Cumulative
Perpetual Preferred Stock, Series A

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]